

A.I. Powered, Voice Assistant
Software for Vehicles
Consumer Tech & Health



4 Time Loebner Prize Winner For
Best Conversational A.I. System



DISCLAIMER



PROBLEMS	SOLUTIONS
Cerence in cars understands 37% of all user commands. JD Powers	**SapientX understands 99% of what I say.**
Alexa and Google need an Internet connection which our appliances don't have. GE Appliances	**SapientX is flexible and can run with or without the Internet.**
Google needs to run on server farms and uses 100 GB of disk space. Google I/0 2019	**SapientX can run on existing hardware using as little as 17 mb of disk space and 2% of the CPU.**
SoundHound has 2 languages, English and German.	**SapientX speaks 40 languages allowing us to serve 5.5 billion potential users.**
We want our brand and wake word in our cars... not theirs. Volvo	**SapientX – No problem!**



OUR SOLUTION

SAPIENTX A.I. POWERED SOFTWARE

SYNTHETIC VOICE (TTS)

SPEECH INPUT

(ASR)

NATURAL LANGUAGE UNDERSTANDING + Optional Avatars

STABLE MATURE

READY TO EMBED IN

CUSTOMER

PRODUCTS



WE RUN



EDGE



CLOUD



WE RUN ON

 

  

PATENTS PENDING (submitted 4/19)



COMPETITION + COLLABORATION

	WHITE LABEL	OFFLINE LANGUAGES	WORKS OFFLINE	DATA SAFE	QUESTION ACCURACY %
SapientX	✓	40	✓	✓	99
Cerence/Nuance	✓	41	✓	✓	37
SoundHound	✓	2	✗	✗	26
COMPETITORS					
Google	✗	18	✗	✗	88
Amazon	✗	15	✗	✗	73
FRIENDS					

WE WORK WITH GOOGLE and AMAZON. WE AVOID COMPETING in THEIR MARKETS

- SapientX and Hound, internal benchmark
- Amazon and Google, ZDnet test, Aug 2019
- Nuance / Cerence base product, JD Powers Report



TRACTION




Vehicles








CUSTOMER PROTOTYPES – 20
R&D PROTOTYPES – 17
PARTNERS – 22
RESALE PARTNERS – 8
OPEN PROPOSALS – 22
DISCUSSIONS – 103



Consumer Goods












Robots, Telework, etc.









MARKET & REVENUE MODEL

VOICE A.I. MARKET $32 BIL. BY 2025
TAM – $7 BIL. BY 2025
SOM - $4.9 BIL. BY 2025
43.7% CAGR - RAPID GROWTH



Data Courtesy
Statista and Arizton

CAR LICENSING

Our licensing goals
are $20 per vehicle
+ yearly maintenance
& support of $5 per year.

Example:
Mitsubishi Outlander
400k Vehicles / year
= $8 mil. lic. / year +
$2 mil. recur rev / year

We estimate break-even
Q3/Q4 2021
Our CAC = ~$40k
Our LTV = ~$4 mil.
Or 100:1



| $.5m | $5.8m | $17m | $49.7m |
| 2020 | 2021 | 2022 | 2023 |

PROJECTIONS



FUNDING

Currently seeking:

•Seed Round of $1 mil. Preferred, voting stock

•Pre-money valuation of $6.9 mil.

SapientX's (2016 Delaware C-corp) software is based on $6+ mil. of Government & Private R&D funding (non-equity, non-dillutive), $450k of seed funding, ~$300k of bootstrap funding (cash) and 10 years of development.

CAP TABLE

David	~55%
Maclen	~8%
Bruce	~8%
Others	~29%

*Fully Diluted

USE OF FUNDS



5%
30%
65%

● Patents ● Sales & Marketing
● Prototyping & Customer Integrations

TEAM SIZE

Current	12
Q2 2020	12
Q3	15



EXIT

We are focused on building and growing a great company. That said, we track 23 peer companies, 16 of which have been acquired:

Voysis > Apple	Snips > Sonos	ReplyYes > Nordstrom
Pullstring > Apple	Xoxco > Microsoft	Api.ai > Google
Kitt.ai > Baidu	Maluuba > Microsoft	Mindmeld > Cisco
Viv.ai > Samsung	Ozlo > Facebook	VoiceBox > Nuance
Sem. Machines > MS	VocalIQ > Apple	Siri > Apple
Kylie.ai > Directly		

- The average exit was at 5.8 years after having raised $14.7 mil. The exit multiple was 17 X over funds raised.

- M&A for AI companies is red hot with AI companies generating 2X higher exit valuations than other tech companies.

- We have been approached by Amazon, Samsung and Cerence re: M&A.

- We also track the IPO market which is very active.



SAPIENTX TEAM

FOUNDERS



David Colleen Co-founder & CEO Founded Planet 9 Studios. Ex-Matterport. 2008, began SapientX AI platform w/ Bruce Wilcox.



Maclen Marvit Co-founder & CTO Former NASA, Blue Origin and Worlds Inc. Joined David & Bruce 2013.



Bruce Wilcox Co-founder & Chief Scientist 3DO, Fujitsu & Amazon. 4 Time Loebner Prize Winner for Best AI. $1 bil. exit w/ Outfit 7 (Talking Angela)



Afshin Mobramaein AI Programmer UCSC, PhD game A.I. Focused on advanced character scripting.



Alex Hessler Avatar Programmer Former Pixar, worked on Avatar+ Harry Potter movies. Focused on movie grade characters.



Emily Troutner Biz Dev. Bay Area based. Former Stanford Medicine, Intel, Johnson & Johnson. Focus - health and medical.



Alberto Rodriguez Bookkeeping & Office Management. Has worked with David for 16 years.



Hira Daud Mobile Systems Software engineer and mobile applications developer.



Ady DiPierro Avatar Artist. Focused on making world class characters.



Nick Ushio Biz Dev. Tokyo based. Former Panasonic , Mitsubishi. Focus - auto & tech in Asia.



David Apgar Interim CFO Former GoalScreen, Apgar Partners. Corporate Executive Board and McKinsey.



Rohan Pandey AI Programmer UCSC, Computer Engineering / A.I.. Focused on question answering from text.



Hannah Green Project Management Focused on customer relations and solid product delivery.



Hiro Ishimura Biz Dev. Tokyo based. SVMC, Genesis Microchip. Focus - electronics.

TEAM

ADVISORS

© 2016-18 SapientX Inc.
SapientX TM



Mike Beebe
Former CEO
Mayfield Robotics



Patti Glovsky
Investment Banker
Polygon Capital



Dave Lorenzini
former Biz Dev
Google Earth



Robert Blair
former CEO LSI
Logic and Maserati

